UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Report on Form 6-K dated for the month of May 2024
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Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)
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Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
ParqueLefevre
Panama City, Panama
(Address of principal executive offices)
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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐
(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- )

COPA HOLDINGS, S.A. HOLDS ANNUAL SHAREHOLDERS MEETING

Copa Holdings, S.A., held its Annual Shareholders Meeting (the “Meeting”) at Copa Airlines’ headquarters, located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama on May 15th, 2024, at 4:00 p.m. ET (3:00 p.m. Local Time).

The proposals approved at this meeting were the following:

The Class A Shareholders of Copa Holdings, S.A. approved:
1.The nomination of Mrs. Julianne Canavaggio, as per the recommendation of the Nominating Committee, as a nominee for election as an independent director of the Company to hold office for a period of two years to expire on the annual meeting to be held in 2026.

The Class B Shareholders of Copa Holdings, S.A. approved:
1.The election, as per the recommendation of the Nominating Committee, of the following directors including the independent director named above: Mr. Carlos Alberto Motta, Mr. Pedro Heilbron, Mr. Alvaro Heilbron, Mr. Andrew Levy, Mr. John Gebo, Mrs. Makelin Arias, and Mrs. Julianne Canavaggio for a period of 2 years to expire on the annual meeting to be held in 2026.

About Copa Holdings
Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to destinations in North, Central and South America and the Caribbean. For more information visit: www.copa.com.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)
Date: 5/24/2024
	By:	/s/ José Montero
Name: José Montero Title: CFO